Filed pursuant to Rule 433

Registration Statement No. 333-283672

Dated March 7, 2025

UBS AG Airbag Callable GEARS

Linked to the Russell 2000® Index due on or about March 18, 2027

This document provides a summary of the terms of the UBS AG Airbag Callable GEARS (the “Securities”). Investors should carefully review the accompanying preliminary pricing supplement for the Securities, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Securities do not guarantee any return of principal at maturity. The Securities do not pay interest. You may lose some or all of your initial investment. UBS may elect to call the Securities at its discretion in whole, but not in part, regardless of the closing level of the underlying asset on the observation date. Higher call return rates are generally associated with a greater risk of loss. The contingent repayment of principal applies only if you hold the Securities to maturity. The Securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch
Principal Amount:	$1,000 per Security
Term:

Approximately 2 years, unless UBS elects to call the Securities. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation date and call settlement date (including the final valuation date and maturity date) to ensure that the stated term of the Securities remains the same.

Underlying Assets	The Russell 2000® Index
Trade Date	Expected to be March 14, 2025
Settlement Date	Expected to be March 19, 2025
Observation Dates	Expected to be March 20, 2026
Call Settlement Date:	Expected to be November 25, 2026
Final Valuation Date	Expected to be March 15, 2027
Maturity Date	Expected to be March 18, 2027
Call Return Rate	12.00% per annum
Upside Gearing	1.50
Threshold Percentage	20.00%
Downside Gearing	The quotient of (i) 1 divided by (ii) 1 minus the threshold percentage, which equals 1.25.
Downside Threshold	80% of the initial level.
Initial Level	The closing level of the underlying asset on the trade date.
Final Level	The closing level of the underlying asset on the final valuation date.
Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Underwriting Compensation**	$2.50 (0.25%) per Security. UBS Securities LLC may also pay one or more unaffiliated dealers a marketing fee of up to $2.50 per Security with respect to some or all of the Securities.
CUSIP / ISIN	90307D2B7 / US90307D2B75
Estimated Initial Value	Expected to be between $939.60 and $969.60 per Security. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988225014460/ubs_424b2-07474.htm

* Subject to the market disruption event provisions set forth in the accompanying product supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Issuer Call Feature

UBS may elect to call the Securities in whole, but not in part, regardless of the closing level of the underlying asset on the observation date.

If UBS elects to call the Securities prior to maturity on the observation date, on the call settlement date UBS will pay a cash payment per Security equal to the call price. Following an issuer call, no further payments will be made on the Securities. Before UBS elects to call the Securities, UBS will deliver written notice to the trustee.

Call Price	The call price equals the principal amount per Security plus the applicable call return. The table below reflects the call return rate of 12.00% per annum.

Observation Date(1)	Call Settlement Date(2)	Call Return	Call Price (per Security)
March, 20, 2026	March 25, 2026	12.00%	$1,120.00

Payment at Maturity (per Security)

If UBS does not elect to call the Securities and the underlying return is positive, UBS will pay you a cash payment equal to:

$1,000 × (1 + Underlying Return × Upside Gearing)

If UBS does not elect to call the Securities, the underlying return is zero or negative and the final level is equal to or greater than the downside threshold, UBS will pay you a cash payment equal to:

$1,000

If UBS does not elect to call the Securities, the underlying return is negative and the final level is less than the downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 × (1 + [Downside Gearing × (Underlying Return + Threshold Percentage)])

In this scenario, you will lose 1.25% of your principal amount for each 1% that the final level is less than the initial level in excess of the threshold percentage and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Securities above and links to the accompanying product supplement and accompanying prospectus for the Securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the Securities.

UBS has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

♦Risk of loss at maturity - The Securities differ from ordinary debt securities in that UBS will not necessarily repay the principal amount of the Securities at maturity. If UBS does not elect to call the Securities, the underlying return is negative and the final level is less than the downside threshold, you will be exposed on a leveraged basis to the decline of the final level from the initial level. Specifically, you will lose.1.25% of your principal amount for each 1% that the final level is less than the initial level in excess of the threshold percentage and, in extreme situations, you could lose all of your initial investment. The contingent repayment of principal applies only if you hold your Securities to maturity

♦The call return and upside gearing apply only upon an issuer call and at maturity, respectively

♦No interest payments

♦If UBS elects to call the Securities prior to maturity on the observation date, your potential return on the Securities will be limited to the call return and you will not participate in any appreciation of the underlying asset or any underlying constituent

♦A higher call return rate or lower downside threshold may reflect greater expected volatility of the underlying asset, and greater expected volatility generally indicates an increased risk of loss at maturity

♦UBS may elect to call the Securities prior to maturity and the Securities are subject to reinvestment risk

♦Owning the Securities is not the same as owning the underlying constituents

♦An investment in Securities with call return and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features

Risks Relating to Characteristics of the Underlying Asset

♦Market risk

♦There can be no assurance that the investment view implicit in the Securities will be successful

♦Changes affecting the underlying asset, including regulatory changes, could have an adverse effect on the market value of, and return on, your Securities

♦UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests

♦The Russell 2000® Index reflects price return, not total return

♦The Securities are subject to small-capitalization stock risks

Estimated Value Considerations

♦The issue price you pay for the Securities will exceed their estimated initial value

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Securities in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Securities as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Securities

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Securities in the secondary market (if any) may be greater than UBS’ valuation of the Securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

♦Economic and market factors affecting the terms and market price of Securities prior to maturity

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential UBS impact on price

♦Potential conflicts of interest

♦Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

♦Credit risk of UBS

♦The Securities are not bank deposits

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Securities and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Securities?” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement.